The deposit concentration in our Venture Lending Division may expose us to heightened liquidity risk.

Our Venture Lending division provides banking services to a broad spectrum of venture-backed technology companies. The banking needs of these clients are such that Venture Lending clients commonly generate balances of deposits in excess of their borrowing needs. These clients tend to maintain larger deposit balances, which can be volatile since the clients are primarily early-to late-stage startup companies that rely on future rounds of funding and have negative operating cash flow.

At March 31, 2025, we had approximately $685 million in Venture Lending deposits. Approximately 25% of these deposits are provided by clients who hold deposit accounts with us without a corresponding lending or credit relationship. These deposit-only clients, particularly those with large balances, may be more inclined to withdraw funds quickly in response to market stress or perceived concerns about our financial stability, as they may lack broader, long-term ties to the Bank.

Should we experience a loss of depositor confidence with these clients, whether due to broader market disruptions, idiosyncratic events affecting our financial condition, or negative perceptions related to our venture-focused strategy, we may face deposit outflows. This could require us to rely on more expensive or less stable sources of liquidity, such as wholesale funding or the sale of investment securities, which could adversely affect our financial condition, results of operations, and reputation.

Failure to keep up with the rapid technological changes in the financial services industry could have an adverse effect on our competitive position and profitability.

Rapid technological changes are regularly occurring in the financial services industry, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements than we have. We may not be able to implement new technology-driven products and services effectively or be successful in marketing these products and services to our customers. Failure to keep pace successfully with technological change affecting the financial services industry could harm our ability to compete effectively and could have an adverse effect on our business, financial condition and results of operations. As these technologies improve in the future, we may be required to make significant capital expenditures in order to remain competitive, which may increase our overall expenses and have an adverse effect on our business, financial condition and results of operations.

We are dependent on the use of data and modeling in both our management's decision-making generally and in meeting regulatory expectations in particular.

The use of statistical and quantitative models and other quantitatively-based analyses is endemic to bank decision making and regulatory compliance processes, and the employment of such analyses is becoming increasingly widespread in our operations. Liquidity stress testing, interest rate sensitivity analysis, allowance for credit loss measurement, portfolio stress testing and the identification of possible violations of anti-money laundering regulations are examples of areas in which we are dependent on models and the data that underlie them. We anticipate that model-derived insights will be used more widely in our decision making in the future. While these quantitative techniques and approaches improve our decision making, they also create the possibility that faulty data or flawed quantitative approaches could yield adverse outcomes or regulatory scrutiny. Secondarily, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in suboptimal decision making, which could have an adverse effect on our business, financial condition and results of operations.

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Our allowance for credit losses may be inadequate to absorb losses inherent in the loan portfolio.

deposit balances on a daily basis to assure maximum utilization, maintenance of an adequate level of readily marketable assets and access to short-term funding sources.

The high profile regional bank failures in the first half of 2023 drove several precautionary actions to ensure adequate liquidity including securing multiple additional funding sources and pledges of additional collateral to ensure that we could meet our liquidity needs. The Bank also introduced a fully insured reciprocal deposit program to maintain deposits and offer customers deposit insurance in the amount they requested.

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The Bank actively monitors and manages the Bank's current and forecasted liquidity position, expected fund inflows and outflows, large depositor trends, contingency funding sources and other metrics. The Company maintains policies regarding liquidity levels, and ratios are presented to the ALCO quarterly. Management has also established early warning indicators to anticipate significant liquidity stress. If any of these indicators are triggered, we maintain action plans and responsibilities for each liquidity scenario and report this to ALCO. In addition to its supervision of the Bank's current and prospective liquidity, ALCO is also responsible for oversight of the balance sheet, interest rate risk exposure and strategy, and capital levels.

Deposits have historically provided us with a sizable source of funding, but are subject to competitive pressure in our market. Our deposits are primarily sourced from commercial clients, resulting in a higher concentration of larger-balance accounts than a retail bank. The deposits in our Venture Lending division can be volatile since our Venture Lending clients are primarily early to late-stage startup companies and they rely on future rounds of funding and have negative operating cash flow. At March 31, 2025, we had approximately $685 million in Venture Lending deposits. Approximately 25% of these deposits are provided by clients who hold deposit accounts with us without a corresponding lending or credit relationship. These deposit-only clients, particularly those with large balances, may be more inclined to withdraw funds quickly in response to market stress or perceived concerns about our financial stability, as they may lack broader, long-term ties to the Bank. A portion of our deposits are granular, long-tenured, and relationship-based. In addition to deposit funding, we also have access to a variety of other short-term and long-term funding sources, which include proceeds from maturities of our loans and investment securities, as well as secondary funding sources available to meet our liquidity needs such as the FHLB, secured repurchase agreements, brokered deposits, and the Federal Reserve discount window.

Our loan-to-deposit ratio at March 31, 2025, December 31, 2024 and December 31, 2023, was 95.4%, 98.6% and 105.2%, respectively. As of March 31, 2025, December 31, 2024 and December 31, 2023, the Company had cash on its balance sheet of $125.0 million, $82.7 million and $81.4 million and total other liquidity sources, including available borrowing capacity and unpledged investment securities of approximately $1.60 billion, $1.50 billion and $1.31 billion, respectively. Total available sources of liquidity as a percentage of estimated uninsured and uncollateralized deposits were approximately 258%, 253% and 248%, respectively.

Technology Risk

Technology risk threatens our ability to secure data, maintain system availability, and meet business, client, and regulatory requirements. As we grow, our technology infrastructure must scale to support increasing transaction volumes and evolving client needs while mitigating cybersecurity threats, including social engineering and AI-driven attacks. To strengthen our defenses, we are transitioning from implementing and following the Cybersecurity Assessment Tool (CAT) to the NIST Cybersecurity Framework (CSF) 2.0 and enhancing our Business Impact Analysis (BIA).

We employ a layered security approach, including firewalls, intrusion detection, multi-factor authentication, encryption, and regular penetration testing. We conduct bi-weekly vulnerability scans and third-party security assessments to help identify and address risks. Our information security policies align with regulatory requirements from the Federal Reserve, FDIC, and DFPI. In addition, we conduct annual Gramm-Leach-Bliley Act (GLBA) risk assessments to ensure compliance.

| | Prior to the Offering as of June 30, 2025 | | Immediately Following the Offering | | | |
| | | | No Exercise | | Full Exercise | |
	Number of Shares	Percentage[1]	Number of Shares	Percentage	Number of Shares	Percentage
Directors and Named Executive Officers						
Mark D. Mordell[2]	225,909	2.85%				
Kristofer W. Biorn[3]	61,765	*				
James F. Deutsch[4]	973,918	12.29%				
Diane J. Flynn[5]	11,145	*				
Lisa B. Hendrickson[6]	46,910	*				
Bryan C. Polster[7]	205,408	2.59%				
Michael F. Rosinus[8]	211,580	2.67%				
Robert H. Scott[9]	13,264	*				
Marc Verissimo[10]	13,944	*				
Linda R. Morris [11]	1,500	*				
Patrick Oakes[12]	32,606	*				
Gina Thoma-Peterson[13]	26,636	*				
All directors and executive officers of the Company as a group (12 persons total)	1,824,585	23.03%				
Other 5% Shareholders						
AllianceBernstein L.P. and affiliated entities[14]	~~637,209~~664,709	~~8.04~~8.39%				
~~1st & Main Growth Partners and affiliated entities[15]~~	~~735,277~~	~~9.28%~~	—	—	—	—
Endeavour Capital Advisors Inc. and affiliated entities[~~16~~15]	~~742,017~~742,028	9.36%				
Fourthstone LLC and affiliated entities[~~17~~16]	~~780,498~~788,880	~~9.85~~9.96%				
Patriot Financial Partners IV, L.P. and affiliated entities[~~18~~17]	970,918	12.25%				

~~147~~

* Less than 1%

(1) Calculated based on 7,923,946 shares outstanding as of June 30, 2025, and includes unvested shares of restricted common stock granted to such shareholder under our equity incentive plans which such shareholder has voting rights and is accordingly considered to beneficially own. Except as otherwise noted below and except for application of community property laws, each person has sole voting and investment power with respect to the shares listed.

(2) Consists of 150,285 shares of common stock and 75,624 shares of unvested restricted common stock.

(3) Consists of 60,265 shares of common stock and 1,500 unvested shares of restricted common stock. 25,283 shares of common stock are owned of record by the Crist Biorn Shepherd & Roskoph 401(k) Profit Sharing Plan FBO Kristofer Biorn. Mr. Biorn has sole voting and investment discretion with respect to shares held under the 401(k) plan. 34,982 shares of common stock are owned of record by the Biorn Family Trust. Mr.

Biorn and Paige Biorn are trustees of the Biorn Family Trust and may be deemed to have shared voting and investment discretion with respect to such shares of common stock held by the trust.

(4) Consists of an aggregate of 972,418 shares of common stock (including the 1,500 shares of unvested restricted stock awards granted to Mr. Deutsch) respectively held by Mr. Deutsch and Patriot Financial Partners IV, L.P. and Patriot Financial Partners Parallel IV, L.P. (collectively, the "Patriot IV Funds") as further described in footnote (18) below. Mr. Deutsch shares voting and investment power of the shares of common stock held by Patriot IV Funds. Mr. Deutsch disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(5) Consists of 9,645 shares of common stock and 1,500 shares of unvested restricted common stock.

(6) Consists of 45,410 shares of common stock and 1,500 shares of unvested restricted common stock. All common stock is owned of record by The Hendrickson Family Trust U/A 11/17/92. Dana C Hendrickson and Lisa B Hendrickson are trustees of The Hendrickson Family Trust U/A 11/17/92 and may be deemed to have shared voting and investment discretion with respect to shares of common stock held by The Hendrickson Family Trust U/A 11/17/92.

(7) Consists of 203,908 shares of common stock and 1,500 shares of unvested restricted common stock. 1,300 shares of common stock are owned of record by Ms. Anne Yamamoto, Mr. Polster's spouse. Mr. Polster may be deemed to have shared voting and investment discretion with respect to such shares. 190,644 shares of common stock are owned of record by the Polster/Yamamoto 2001 Living Trust dated 2/8/2001. Bryan Polster and Anne Yamamoto are trustees of the Polster/Yamamoto 2001 Living Trust dated 2/8/2001 and may be deemed to have shared voting and investment discretion with respect to such shares of common stock held by the Polster/Yamamoto 2001 Living Trust dated 2/8/2001.

(8) Consists of 1,500 shares of unvested restricted common stock and 210,080 shares of common stock, among which 195,000 shares of common stock are held directly by PTMR Capital Partners LP. In addition, PTMR GP, LLC, TRF Partners LLC and Michael F. Rosinus may be deemed to have beneficial ownership of the shares held by PTMR Capital Partners LP. Mr. Rosinus disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(9) Consists of 8,764 shares of common stock and 4,500 shares of unvested restricted common stock.

(10) Consists of 12,444 shares of common stock and 1,500 shares of unvested restricted common stock.

(11) Consists of 1,500 shares of unvested restricted common stock.

(12) Consists of 20,220 shares of common stock and 12,386 shares of unvested restricted common stock.

(13) Consists of 15,339 shares of common stock and 11,297 shares of unvested restricted common stock.

(14) Shares are registered in the name of [_____]. All 664,709 shares of common stock are controlled and beneficially owned by AB Financial Services Opportunities Master Fund., L.P. ("AB Fund"), AllianceBernstein L.P., as an investment advisor to AB Fund and [*to be updated – name of natural person managers or controllers*]. AB Fund, AllianceBernstein L.P. and [*Name of natural person managers or controllers*] may be deemed to have shared voting and investment discretion with respect to the shares. [*Name of natural person managers or controllers*] disclaim[s] beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address for AllianceBernstein L.P. is ~~501 Commerce Street, Nashville, TN 37203~~66 Hudson Blvd E, New York, NY 10001.

(15) ~~The address for 1st & Main Growth Partners is 150 S. Wacker Drive, Suite 2725, Chicago, IL 60606-3105.~~

(~~16~~15) ~~Laurence M. Austin, Mitchell J. Katz and Jonah Marcus~~292,792 shares of common stock are registered in the name of Endeavour Capital ~~Advisors Inc. and~~Private Investments I LP ("Endeavour Investment") and 449,236 shares of common stock are registered in the name of Endeavour Regional Bank Opportunities Fund II ~~L.P. may be deemed to have shared~~ LP ("Endeavour Regional Bank"). All 742,028 shares of common stock are controlled and beneficially owned by Endeavour Capital Advisors Inc., the investment adviser to Endeavour Investment and Endeavour Regional Bank, and [*to be updated – name of natural person managers or controllers*]]. Endeavour Capital Advisors Inc. has sole voting and investment discretion with respect to the shares ~~of common stock held by Endeavour Capital Advisors Inc. and its affiliated entities. Messrs. Austin, Katz and Marcus disclaim.~~ [*Name of natural person managers or controllers*] disclaim[s] beneficial ownership of such shares ~~held by Endeavour Capital Advisors Inc.~~ except to the extent of their pecuniary interest therein. The address for Endeavour Capital Advisors Inc. is 410 Greenwich Avenue, Greenwich, CT 06830.

(~~17~~16) 380,766 shares of common stock are registered in the name of Fourthstone Master Opportunity Fund Ltd., 169,782 shares of common stock are registered in the name of Fourthstone QP Opportunity Fund LP and 28,332 shares of common stock are registered in the name of Fourthstone Small-Cap Financials Fund LP. All

788,880 shares of common stock are beneficially owned by Fourthstone LLC, the fund manager and investment adviser for all aforementioned Fourstone funds. In addition, because (1) Fourthstone GP LLC ("Fourthstone GP") is the general partner of Fourthstone QP Opportunity Fund LP and Fourthstone Small-Cap Financials Fund LP and (2) Mr. L. Phillip Stone, IV serves as the managing member of Fourthstone LLC and Fourthstone GP, Fourthstone LLC, Fourthstone GP and Mr. Stone may be deemed to have shared voting and investment discretion with respect to shares of common stock held by the respective Fourthstone funds. Mr. Stone disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address for Fourthstone LLC is 575 Maryville Centre Drive, Suite 110, St. Louis, MO 63141.

(~~18~~17) The Patriot IV Funds are controlled by W. Kirk Wycoff~~,~~ and James F. Deutsch~~, and James J. Lynch~~. In addition, because (i) Messrs. Wycoff~~,~~ and Deutsch~~, and Lynch~~ serve as general partners of the Patriot IV Funds and Patriot Financial Partners GP IV, L.P. ("Patriot GP IV LP") and as members of Patriot Financial Partners GP IV LLC ("Patriot GP IV LLC"), (ii) Patriot GP IV LLC serves as general partner of Patriot GP IV LP and (iii) Patriot GP IV LP serves as general partner of the Patriot IV Funds. Messrs. Wycoff~~,~~ and Deutsch ~~and Lynch~~, Patriot GP IV LLC and Patriot GP IV LP may be deemed to have shared voting and investment discretion with respect to shares of common stock held by Patriot IV Funds. Messrs. Wycoff~~,~~ and Deutsch ~~and Lynch~~ disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address of the Patriot IV Funds is Four Radnor Corporate Center, Suite 210 Radnor, PA 19087.